SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(b),
        (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                  CARESIDE INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    141728105
                                 (CUSIP Number)

                               September 13, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                       [ ]  Rule 13d-1(b)

                       [X]  Rule 13d-1(c)

                       [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                          13G

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Mark Shoom(1)
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group     (a) [ ]
         (See Instructions)                                   (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Mark Shoom is a Canadian Citizen.
--------------------------------------------------------------------------------
                                5      Sole Voting Power
                                       1,797,631
        Number of           ----------------------------------------------------
         Shares                 6      Shared Voting Power
      Beneficially                     N/A
        Owned By            ----------------------------------------------------
          Each                  7      Sole Dispositive Power
       Reporting                       1,797,631
      Person With           ----------------------------------------------------
                                8      Shared Dispositive Power
                                       N/A
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,797,631
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         9.62144%
--------------------------------------------------------------------------------
12       Type of Reporting Person (See Instructions)

         IN, CO
--------------------------------------------------------------------------------

(1) The securities referred to in this Schedule are owned of record by Roycap Inc., a Canada corporation, all the shares of which are owned by Mr. Shoom.


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


Item 1(a)   Name of Issuer:

            CARESIDE INC.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            6100 Bristol Parkway, Culver City, California 90230

Item 2(a)   Name of Person Filing:

            Mark Shoom

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            4100 Yonge Street, Suite 504, Toronto, Ontario M2P 2G2

Item 2(c)   Citizenship:

            Canadian

Item 2(d)   Title of Class of Securities:

            Warrant to acquire 25,000 Common Shares (the "Warrant") and warrant to acquire up to 3,978,330 Common Shares (the "Callable Warrant"). By its terms, the Callable Warrant may not be exercised to the extent which such exercise would result in Mr. Shoom's beneficially owning greater than 9.999% of the then issued shares of Common Stock of Careside Inc.

Item 2(e)   CUSIP Number:

            141728105

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act.



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

            (e) [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a)  Amount beneficially owned: 1,797,631

            (b)  Percent of class: 9.62144

            (c)  Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote: 1,797,631

                 (ii)  Shared power to vote or to direct the vote: N/A

                 (iii) Sole power to dispose or to direct the disposition of:
                       1,797,631

                 (iv)  Shared power to dispose or to direct the disposition of:
                       N/A

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . [ ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.




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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 1, 2002
                                                    (Date)

                                               /s/ Mark Shoom
                                       --------------------------------
                                                 (Signature)


            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


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